Your ref
Our ref CMP-0014-08

02 SEP 10 AM 1:41

ERG
GROUP

30 August 2002

02049904

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

ERG Australia Corp.

SUPPL

Dear Sirs

Australian Stock Exchange Filing 82-2372

I enclose the following documents lodged with the Australian Stock Exchange today:

- Cancellation of Options.

Yours faithfully

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Rebecca Greig
Assistant Company Secretary

dlw 9/17

j:\users\cosec\compliance\cmp-0014\cmp-0014-08\secltr300802.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

ERG
GROUP

TO Company Announcements Office
AT Australian Stock Exchange Limited
FAX 1300 300 021
REF CMP-0014-08
FROM Rebecca Greig **DATE** 30 August 2002
FAX +61 8 9273 1208 **PHONE** +61 8 9273 1255 **PAGES** 1
RE **Cancellation of Options**

Dear Sirs

I wish to advise that 358,594 options in ERG Limited were cancelled on 19 August 2002. The expiry date for the options was 1 February 2009.

Yours faithfully

Rebecca Greig
Assistant Company Secretary

FACSIMILE

j:\users\cosec\compliance\cmp-0014\cmp-0014-08\asxfax300802.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group